SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

eTelecare Global Solutions, Inc.
(Name of the Issuer)

eTelecare Global Solutions, Inc.
(Name of Person(s) Filing Statement)

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)
CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
63 (2) 916 5670
(Name, Address and Telephone Number of Person Authorized To Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$266,816,151	$10,486

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding common shares, par value PhP2.00 per share (“Common Shares”), and American Depository Shares, each representing one Common Share (“ADSs” and together with the Common Shares, the “Shares”) of eTelecare Global Solutions, Inc., a company organized under the laws of the Philippines (the “Company”) at a purchase price of $9.00 per share (the “Offer Price”). As of September 30, 2008, there were: (i) 29,646,239 Common Shares outstanding (which includes 10,557,821 Common Shares underlying ADSs) and (ii) 10,557,821 ADSs outstanding. The calculation of the transaction valuation assumes the purchase of 29,646,239 Shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $10,486	Filing Party: EGS Acquisition Co LLC
Form or Registration No.: Schedule TO	Date Filed: November 10, 2008

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SCHEDULE 13E-3

This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3” or the “Transaction Statement”) is filed on behalf of eTelecare Global Solutions, Inc., a Philippine corporation (the “Company”), and relates to the offer by EGS Acquisition Co LLC, a Delaware limited liability company (the “Purchaser”) to purchase all outstanding common shares, par value PhP2.00 per share (“Common Shares”), and American Depositary Shares, each representing one Common Share (“ADSs” and together with Common Shares, the “Shares”) of the Company, at a purchase price of $9.00 per Share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Application to Sell Common Shares and ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(C) and (a)(1)(D) (collectively and as amended or supplemented from time to time, the “Acceptance Forms”, which, together with the Offer to Purchase, constitute the “Offer”). The Offer Price is payable in cash, without interest thereon and less any required taxes or costs the Purchaser, the Company or any paying agent may be required to deduct or withhold in accordance with applicable law or rules, including payment of any stock transaction taxes, brokers’ commissions and other fees customarily for the account of seller in connection with the “crossing” of the Common Shares on the Philippine Stock Exchange, Inc. Additional charges or fees may be applied by individual brokers or nominees.

The Company is filing a Schedule 14D-9 Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Recommendation Statement is attached hereto as Exhibit (a)(1)(A) and a copy of the Offer to Purchase is attached as Exhibit (a)(1)(B) hereto. This Schedule 13E-3 also relates to the Acquisition Agreement, dated as of September 19, 2008 (as such agreement may be amended or supplemented from time to time, the “Acquisition Agreement”), by and between Purchaser and the Company. A copy of the Acquisition Agreement is filed as Exhibit (e)(1) hereto and the First Amendment to the Acquisition Agreement is filed as Exhibit (e)(2) hereto.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company and Purchaser has been provided by such person and not by any other person.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the heading “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and address.

The name of the subject company is eTelecare Global Solutions, Inc., a Philippine corporation. The address of the principal executive offices of eTelecare is 31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City 1110 Philippines. The telephone number for eTelecare at that address is 63 (2) 916 5670.

(b)	Securities.

The title of the class of equity securities to which this Schedule 13E-3 relates is the common shares, par value PhP 2.00 per share, of eTelecare (“Common Shares”) and American Depositary Shares, each representing one Common Share (“ADSs” and together with Common Shares, the “Shares”). As of the close of business on September 30, 2008, there were 29,646,239 Common Shares issued and outstanding, including 10,557,821 Common Shares underlying outstanding ADSs.

(c)	Trading market and price.

The information set forth in the Offer to Purchase under the caption “THE OFFER — 8. Price Range of Common Shares and ADSs; Dividends” is incorporated herein by reference.

(d)	Dividends.

The information set forth in the Offer to Purchase under the caption “THE OFFER — 8. Price Range of Common Shares and ADSs; Dividends” and “THE OFFER — 12. Dividends, Distributions and Interest Payments” are incorporated herein by reference.

(e)	Prior public offerings.

On April 3, 2007, the Company sold 11,000,000 Common Shares in the form of 5,500,000 ADSs at an initial offering price per ADS of $13.50 for aggregate net proceeds of $69.1 million. On April 5, 2007, the Company received additional net proceeds of $10.3 million as a result of the exercise by the underwriters of the Company’s initial public offering of their over-allotment option to purchase an additional 825,000 ADSs from the Company.

(f)	Prior stock purchases.

Not applicable

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and address.

The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 2(a) above, which information is incorporated herein by reference. The information set forth in Annex I to the Schedule 14D-9 under the caption “CERTAIN INFORMATION CONCERNING ETELECARE — DIRECTORS AND EXECUTIVE OFFICERS OF ETELECARE,” is incorporated herein by reference.

(b)	Business and background of entities.

Not applicable

(c)	Business and background of natural persons.

The information set forth in Annex I to the Schedule 14D-9 under the caption “CERTAIN INFORMATION CONCERNING ETELECARE — DIRECTORS AND EXECUTIVE OFFICERS OF ETELECARE,” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET,” “INTRODUCTION,” “THE OFFER — 1. Terms of the Offer,” “THE OFFER — 2. Acceptance for Payment and Payment for Tendered Securities by the Purchaser,” “THE OFFER — 3. Procedure for Accepting the Offer and Tendering Common Shares,” “THE OFFER — 4. Procedure for Accepting the Offer and Tendering ADSs,” “SPECIAL FACTORS — Section 5. The Effects of Offer,” “THE OFFER — Section 6. Withdrawal Rights,” “THE OFFER — 7. Certain Tax Consequences of the Offer,” and “THE OFFER — Section 14. Conditions to the Offer” is incorporated herein by reference.

(c)	Different terms.

None

(d)	Appraisals Rights.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET,” and “SPECIAL FACTORS — Section 7. Dissenters’ Appraisal Rights; Rule 13e-3,” is incorporated herein by reference.

(e)	Provisions for unaffiliated security holders.

None

(f)	Eligible for listing or trading.

Not applicable

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions.

The information set for in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

(b) - (c) Significant Corporate Events. Negotiations and contacts.

The information set for in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 8. Transactions and Arrangements Concerning Common Shares and ADSs,” “SPECIAL FACTORS — Section 9. Related Party Transactions; Certain Transactions Between Purchaser and its Affiliates” and “THE OFFER — Section 10. Certain Information Concerning the Purchaser” is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities.

The information set for in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS — Section 8. Transactions and Arrangements Concerning Common Shares and ADSs,” “SPECIAL FACTORS — Section 9. Related Party Transactions,” “THE OFFER — Section 10. Certain Information Concerning the Purchaser” and “THE OFFER — Section 13. Acquisition Agreement; other Transaction Documents” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of securities acquired.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer” and “SPECIAL FACTORS — Section 5. Effects of the Offer” is incorporated herein by reference.

(c)(1) - (8)	Plans.

The information set forth in the Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 5. Effects of the Offer,” “SPECIAL FACTORS — Section 8. Transactions and Arrangements Concerning Common Shares and ADSs” “SPECIAL FACTORS- Section 9. Related Party Transactions; Certain Transactions Between Purchaser and its Affiliates” and “THE OFFER — Section 10. Certain Information Concerning the Purchaser,” and “THE OFFER — Section 15. Effect of the Offer on

the Market for Common Shares; the Philippine Stock Exchange, Inc. and the NASDAQ Global Market Listings; United States Securities Exchange Act of 1934 Registration and Margin Regulations” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) - (c)  Purposes. Alternatives. Reasons.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer,” “SPECIAL FACTORS — Section 5. Effects of the Offer,” “SPECIAL FACTORS — Section 6. Options Which May Be Considered if the Offer is not Completed” is incorporated herein by reference.

(d)	Effects.

The information set forth in the Offer to Purchase under the captions “THE OFFER — 7. Certain Tax Consequences of the Offer” and “THE OFFER — Section 15. Effect of the Offer on the Market for Common Shares; the Philippine Stock Exchange, Inc. and the NASDAQ Global Market Listings; United States Securities Exchange Act of 1934 Registration and Margin Regulations” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) - (f) Fairness.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS — Section 1. Background,” “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer,” “SPECIAL FACTORS Section 3. Position of the Purchaser Regarding Fairness of the Offer for Common Shares and ADSs,” “SPECIAL FACTORS — Section 4. Morgan Stanley Fairness Opinion delivered to the Board of Directors of the Company” and “THE OFFER — Section 9. Certain Information Concerning the Company” is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) - (c) The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation. — Opinion of Morgan Stanley & Co. Incorporated” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “SPECIAL FACTORS — Section 4. Morgan Stanley Fairness Opinion” and “THE OFFER — Section 18. Fees and Expenses” is incorporated herein by reference.

Morgan Stanley & Co. Incorporated’s (“Morgan Stanley”) written opinion, dated as of September 18, 2008, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley in connection with the opinion, is attached hereto as exhibit (a)(5) to this Schedule 13E-3. The written presentation of Morgan Stanley to the Board of Directors is attached as exhibit (c)(2) to this Schedule 13E-3. Both the written opinion and the financial presentation are available for inspection and copying at the Company’s principal executive offices by any interested holder of Shares or any representative thereof designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of funds.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET” and “THE OFFER-11. Source and Amount of Funds” is incorporated by reference.

(b)	Conditions.

None

(c)	Expenses.

The Acquisition Agreement provides that all costs and expenses incurred in connection with the Offer shall be paid by the party incurring such expense, except that each of the Company and the Purchaser shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the documentation relating to the Offer; provided that, any fees, costs and expenses for preparation and filing of Form 19-1 with the Philippine SEC will be borne solely by the Purchaser.

The following table presents the estimated fees and expenses incurred by the Company in connection with the offer:

Financial Advisor	4,350,000
Legal Fees	2,500,000
Printing and Others	25,000

Total	6,875,000

(d)	Borrowed funds.

The information set forth in the Offer to Purchase under the captions “SUMMARY TERM SHEET” and “THE OFFER — Section 13. Acquisition Agreement; Other Transaction Documents-Potential Debt Obligation” is incorporated by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities ownership.

The information set forth in Annex I to the Schedule 14D-9 “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated by reference.

(b)	Securities transactions.

The information set forth in the Schedule 14D-9 under the captions “Item 6. Interest in Securities of eTelecare” is incorporated by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d) - (e)  Intent to tender.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation. — Intent to Tender” is incorporated herein by reference.

(e)	Recommendations of others.

As of the date hereof, the Company has no knowledge of any executive officer or director of the Company making any solicitation or recommendation either in support of or opposed to the Offer — except as set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation. — Intent to Tender” and as set forth in the Offer to Purchase under the heading “THE OFFER — Section 10. Certain Information Concerning the Purchaser.”

ITEM 13.	FINANCIAL STATEMENTS.

(a)	Financial information.

The information set forth in the Offer to Purchase under the captions “THE OFFER — Section 9. Certain Information Concerning the Company” is incorporated herein by reference. The audited financial statements of the Company as of and for the fiscal years ended December 31, 2006 and December 31, 2007 are incorporated herein by reference to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the United States Securities and Exchange Commission (the “United States SEC”) on March 14, 2008. The unaudited financial statements of the Company as of and for the fiscal quarters ended March 31, 2008, and June 30, 2008 are incorporated herein by reference to the consolidated financial statements of the Company included in the Company’s Quarterly Reports on Form 10-Q for the quarters then ended and filed with the United States SEC on May 14, 2008, and August 13, 2008, respectively.

(b)	Pro forma.

The pro forma financial statements of the Company are not material to the Offer.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or recommendations.

None.

(b)	Employees and corporate assets.

None.

ITEM 15.	ADDITIONAL INFORMATION.

The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Exhibit
Number	Description

(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, dated November 10, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(a)(1)(B)	Offer to Purchase, dated November 10, 2008.*+ˆ
(a)(1)(C)	Form of Application to Sell Common Shares.*+ˆ
(a)(1)(D)	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*+ˆ
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*+ˆ
(a)(1)(F)	Form of Letter to Clients Regarding Holders of American Depositary Shares.*+ˆ
(a)(1)(G)	Form of Letter to Holders of Common Shares, dated November 10, 2008.*+ˆ
(a)(1)(H)	Form of Newspaper Advertisement to be published in The Wall Street Journal on November 10, 2008.*
(a)(1)(I)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 10, 2008, November 11, 2008 and November 12, 2008.*
(a)(1)(J)	Press Release, dated November 10, 2008.*
(a)(1)(K)	Joint Press Release, dated September 19, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on September 19, 2008).

Exhibit
Number	Description

(a)(1)(L)	Press Release, dated September 22, 2008 (incorporated by reference to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on September 22, 2008).
(a)(1)(M)	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008 (incorporated by reference to the Schedule TO-C filed by the Purchaser on November 7, 2008).
(a)(1)(N)	Philippine SEC Form 19-1 (with Exhibits).*ˆ
(c)(1)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of eTelecare Global Solutions, Inc., dated September 18, 2008 (incorporated by reference to Exhibit (c) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(c)(2)	Financial Presentation of Morgan Stanley & Co. to the Board of Directors of eTelecare Global Solutions, Inc., dated September 18, 2008.
(e)(1)	Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated September 19, 2008 (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by eTelecare Global Solutions, Inc. on September 23, 2008).
(e)(2)	First Amendment to Acquisition Agreement by and between eTelecare Global Solutions, Inc. and EGS Acquisition Co LLC, dated November 9, 2008 (incorporated by reference to Exhibit (e)(2) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 attached to the Current Report on Form 8-K filed by eTelecare Global Solutions, Inc. on September 23, 2008).
(e)(4)	Tender and Support Agreement between EGS Acquisition Co LLC and NewBridge International Investment Ltd., dated September 19, 2008 (incorporated by reference to Exhibit 7.03 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).
(e)(5)	Standstill Agreement between eTelecare Global Solutions, Inc. and NewBridge International Investment Ltd., dated September 19, 2008 (incorporated by reference to Exhibit 7.06 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).
(e)(6)	Nondisclosure Agreement between eTelecare Global Solutions, Inc. and NewBridge International Investment Ltd., dated June 11, 2008 (incorporated by reference to Exhibit (e)(6) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(7)	Nondisclosure Agreement between eTelecare Global Solutions, Inc. and Providence Equity Asia Limited, dated June 11, 2008 (incorporated by reference to Exhibit (e)(7) attached to the Schedule 14D-9 filed by eTelecare Global Solutions, Inc. on November 10, 2008).
(e)(8)	Limited Guarantee by Providence Equity Partners VI International L.P., in favor of eTelecare Global Solutions, Inc., dated September 19, 2008 (incorporated by reference to Exhibit I attached to the Schedule 13D filed by EGS Acquisition Co LLC on September 29, 2008).
(e)(9)	Limited Guarantee by Newbridge International Investment Ltd., in favor of eTelecare Global Solutions, Inc., dated September 19, 2008 (incorporated by reference to Exhibit 7.05 attached to the Schedule 13D/A filed by Ayala Corporation on September 22, 2008).

*	Incorporated by reference to the Schedule TO filed by the Purchaser on November 10, 2008.

+	Included in materials mailed to United States stockholders of eTelecare Global Solutions, Inc.

ˆ	Included in material mailed to non-United States stockholders of eTelecare Global Solutions, Inc.

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

eTelecare Global Solutions, Inc.

By:	/s/ John R. Harris
Name:     John R. Harris

Title:	President and Chief Financial Officer

Dated: November 10, 2008